Exhibit 99.1

For Immediate Release

October 20, 2014

SAP Announces Third Quarter and Nine Months 2014 Results

SAP Accelerates Shift to the Cloud with 41% Revenue Growth in Third Quarter and Once Again Raises Cloud Revenue Outlook – Broad Market Adoption of SAP HANA – “Run Simple” Strategy Validated

•	Fastest Growing Enterprise Cloud Company at Scale: Non-IFRS Cloud Subscriptions and Support Revenue Increased 41% to €278 Million

•	Strong Cloud Billings: Non-IFRS Calculated Cloud Billings Increased 51%

•	Expanding the World’s Largest Business Network: More Than 1.6 Million Companies Transacting Nearly $600 Billion of Frictionless Commerce

•

Broad Market Adoption of SAP HANA: More Than 4,100 HANA Customers and More Than 1,450 Business Suite on HANA Customers Demonstrate the Clear Business Benefits of the Leading Real-Time Business Platform

•	Higher Revenue Share from More Predictable Cloud & Support Revenue: 62% in Third Quarter 2014 up From 59% a Year Ago

•

Strong Overall SSRS Performance and Growing Operating Profit Despite Mix Shift to Cloud Subscription: Non-IFRS Software and Software-Related Service Revenue Increased 7% to €3.6 Billion, Non-IFRS Operating Profit Increased 5% to €1.36 Billion

•	Non-IFRS Earnings Per Share Increased 8% to €0.84 Per Share

•

Full Year Outlook Reflecting Accelerated Shift to the Cloud: Raising Non-IFRS Cloud Subscriptions and Support Revenue Outlook to €1,040 – €1,070 Million and Now Expecting Non-IFRS Operating Profit Outlook in a Range of €5.6 - €5.8 Billion at Constant Currencies

WALLDORF, Germany – October 20, 2014 – SAP SE (NYSE: SAP) today announced its financial results for the third quarter and nine months ended September 30, 2014.

BUSINESS HIGHLIGHTS IN THE THIRD QUARTER 2014

SAP again delivered strong growth in the cloud and a solid overall revenue performance. With non-IFRS cloud subscriptions and support revenue increasing 41% (42% at constant currencies) SAP is the fastest growing enterprise cloud company at scale1. Non-IFRS software and software-related service revenue grew 7% (7% at constant currencies). The negative effects from currency translation SAP experienced year-to-date dissipated in the third quarter and are expected to reverse in the fourth quarter 2014.

[1]	Compared to SAP’s peer group companies with an enterprise software annual cloud revenue run rate above €1 billion.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 2

“We are accelerating our shift to the cloud with more than 40% revenue growth in the cloud. SAP is THE cloud company powered by SAP HANA helping customers run simple with over 44 million cloud users and the world’s largest business network. We are leading the next generation customer engagement with the triple digit growth of our omni-channel e-commerce platform,” said Bill McDermott of SAP. “Our portfolio depth in the cloud, global scale and industry domain expertise are the bedrocks that separate us in the marketplace. With SAP HANA and the Business Network, SAP will continue to shape the future of the enterprise software industry.”

“We achieved a solid overall topline performance in the quarter with 7% growth in non-IFRS software and software-related service revenue. Year-to-date non-IFRS software and software-related service revenue is up 8% at constant currencies – at the high end of our full-year outlook range. Non-IFRS earnings per share increased 8% in the quarter,” said Luka Mucic, CFO of SAP. “Our order entry for new business in the cloud was more than one third of the software license revenue in the third quarter, up significantly from a year ago. With this powerful shift we are raising the cloud outlook again while adjusting the operating income range to reflect less upfront and more ratable revenue.”

SAP’s annual cloud revenue run rate now exceeds €1.3 billion2 or $1.7 billion3. Non-IFRS calculated cloud billings4 increased 51% (27% at constant currencies). Non-IFRS deferred cloud subscriptions and support revenue was €498 million as of September 30, 2014, a year-over-year increase of 30% (22% at constant currencies). SAP’s cloud applications total subscribers now exceed 44 million.

SAP is driving next generation customer engagement. Its hybris omni-channel e-commerce platform in combination with Cloud for Sales had another quarter of triple-digit growth in software revenue and cloud subscriptions and support revenue.

SAP is in the lead in the transformation to the global “Network Economy” with over 1.6 million connected companies on the world’s largest cloud-based business trading community. Trailing twelve month network spend volume5 was close to $600 billion – more than Amazon, eBay and Alibaba all combined. The planned addition of Concur would amplify the “network effect” and ecosystem with broad reach into the US$1.2 trillion corporate travel market.

SAP saw continued broad market adoption of SAP HANA, the Real-Time Business Platform, across all industries and regions as customers realize the compelling business benefits of SAP HANA. SAP HANA is at the core of the Company’s “Run Simple” strategy: integrating all SAP solutions on ONE business platform in the Cloud. SAP now has more than 4,100 SAP HANA customers and more than 1,450 customers for SAP Business Suite on HANA. SAP HANA is also evolving into the leading development platform with more than 1,600 startup companies building applications on SAP HANA.

[2]	The annual revenue run rate is the total of third quarter 2014 non-IFRS cloud subscriptions and support revenue (€278 million) plus non-IFRS cloud-related professional services and other service revenue (€55 million) multiplied by 4.
[3]	Translated into USD for reader’s convenience based on $/€ exchange rate of $1.27/€1.00 at the end of the third quarter 2014.
[4]	Total of a period’s cloud subscriptions and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. In the third quarter 2014, Fieldglass contributed €19 million to SAP’s cloud subscriptions and support revenue (both on an IFRS and non-IFRS basis).
[5]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 3

Third Quarter 2014 Regional Revenue

SAP had a solid performance in EMEA, despite uncertainties in the Ukraine and the Middle East. Non-IFRS software and software-related service revenue increased 8% (8% at constant currencies) with a strong performance in Germany in both software and cloud subscriptions and support revenue. Non-IFRS cloud subscriptions and support revenue in EMEA was a particular highlight, growing 59% (59% at constant currencies), showing exceptional cloud traction in Europe.

The Americas region saw a mixed performance in Latin America. Similar to other companies in the industry SAP is seeing a more difficult macro and political environment in Latin America, in particular in Brazil and Argentina, combined with execution issues. Non-IFRS software and software-related service revenue in the Americas increased 5% (5% at constant currencies). Non-IFRS cloud subscriptions and support revenue grew by 34% (34% at constant currencies).

The Asia Pacific Japan (APJ) region had a strong performance with 10% growth in non-IFRS software and software-related service revenue (10% at constant currencies). Non-IFRS cloud subscriptions and support revenue grew by 57% (56% at constant currencies). SAP achieved a turnaround in its business in Japan with solid double-digit growth.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 4

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Third Quarter 2014

	Third Quarter 20141)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2014	Q3 2013	% change	Q3 2014	Q3 2013	% change	% change const. curr.

Cloud subscriptions and support	277	191	45	278	197	41	42
Software	951	975	–2	952	977	–3	–3
Support	2,370	2,184	9	2,371	2,189	8	9
Software and support	3,322	3,159	5	3,323	3,166	5	5
Software and software-related service revenue	3,599	3,351	7	3,601	3,363	7	7
Total revenue	4,254	4,045	5	4,256	4,057	5	5
Total operating expenses	–3,097	–3,003	3	–2,901	–2,761	5	6
Operating profit	1,157	1,043	11	1,355	1,296	5	3
Operating margin (%)	27.2	25.8	1.4pp	31.8	32.0	–0.1pp	–0.5pp
Profit after tax	881	762	16	1,010	933	8
Basic earnings per share (€)	0.74	0.64	15	0.84	0.78	8
Number of employees (FTE)	68,835	66,061	4	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €277 million (2013: €191 million), an increase of 45%. Non-IFRS cloud subscriptions and support revenue was €278 million (2013: €197 million), an increase of 41% (42% at constant currencies). IFRS software and support revenue was €3.32 billion (2013: €3.16 billion), an increase of 5%. Non-IFRS software and support revenue was €3.32 billion (2013: €3.17 billion), an increase of 5% (5% at constant currencies). IFRS software and software-related service revenue was €3.60 billion (2013: €3.35 billion), an increase of 7%. Non-IFRS software and software-related service revenue was €3.60 billion (2013: €3.36 billion), an increase of 7% (7% at constant currencies). IFRS total revenue was €4.25 billion (2013: €4.05 billion), an increase of 5%. Non-IFRS total revenue was €4.26 billion (2013: €4.06 billion), an increase of 5% (5% at constant currencies).

IFRS operating profit was €1.16 billion (2013: €1.04 billion), an increase of 11%. Non-IFRS operating profit was €1.36 billion (2013: €1.30 billion), an increase of 5% (3% at constant currencies). IFRS operating margin was 27.2% (2013: 25.8%), an increase of 1.4 percentage points. Non-IFRS operating margin was 31.8% (2013: 32.0%), a decrease of 0.1 percentage points (0.5 percentage points at constant currencies).

IFRS profit after tax was €881 million (2013: €762 million), an increase of 16%. Non-IFRS profit after tax was €1.01 billion (2013: €933 million), an increase of 8%. IFRS basic earnings per share was €0.74 (2013: €0.64), an increase of 15%. Non-IFRS basic earnings per share was €0.84 (2013: €0.78), an increase of 8%. The IFRS and non-IFRS effective tax rates in the third quarter of 2014 were 26.5% (2013: 26.4%) and 27.7% (2013: 27.6%), respectively.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 5

FINANCIAL HIGHLIGHTS – Nine Months 2014

	Nine Months 20141)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	9M 2014	9M 2013	% change	9M 2014	9M 2013	% change	% change const. curr.

Cloud subscriptions and support	738	488	51	741	547	35	40
Software	2,532	2,614	–3	2,532	2,616	–3	–1
Support	6,862	6,470	6	6,866	6,484	6	9
Software and support	9,394	9,084	3	9,398	9,100	3	6
Software and software-related service revenue	10,132	9,571	6	10,139	9,647	5	8
Total revenue	12,103	11,708	3	12,110	11,784	3	5
Total operating expenses	–9,525	–9,031	5	–8,600	–8,400	2	5
Operating profit	2,578	2,677	–4	3,510	3,385	4	6
Operating margin (%)	21.3	22.9	–1.6pp	29.0	28.7	0.3pp	0.1pp
Profit after tax	1,971	2,006	–2	2,615	2,474	6
Basic earnings per share (€)	1.65	1.68	–2	2.19	2.08	6
Number of employees (FTE)	68,835	66,061	4	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €738 million (2013: €488 million), an increase of 51%. Non-IFRS cloud subscriptions and support revenue was €741 million (2013: €547 million), an increase of 35% (40% at constant currencies). IFRS software and support revenue was €9.39 billion (2013: €9.08 billion), an increase of 3%. Non-IFRS software and support revenue was €9.40 billion (2013: €9.10 billion), an increase of 3% (6% at constant currencies). IFRS software and software-related service revenue was €10.13 billion (2013: €9.57 billion), an increase of 6%. Non-IFRS software and software-related service revenue was €10.14 billion (2013: €9.65 billion), an increase of 5% (8% at constant currencies). IFRS total revenue was €12.10 billion (2013: €11.71 billion), an increase of 3%. Non-IFRS total revenue was €12.11 billion (2013: €11.78 billion), an increase of 3% (5% at constant currencies).

IFRS operating profit was €2.58 billion (2013: €2.68 billion), a decrease of 4%. Non-IFRS operating profit was €3.51 billion (2013: €3.39 billion), an increase of 4% (6% at constant currencies). IFRS operating margin was 21.3% (2013: 22.9%), a decrease of 1.6 percentage points. Non-IFRS operating margin was 29.0% (2013: 28.7%), an increase of 0.3 percentage points (0.1 percentage points at constant currencies).

IFRS profit after tax was €1.97 billion (2013: €2.01 billion), a decrease of 2%. Non-IFRS profit after tax was €2.62 billion (2013: €2.47 billion), an increase of 6%. IFRS basic earnings per share was €1.65 (2013: €1.68), a decrease of 2%. Non-IFRS basic earnings per share was €2.19 (2013: €2.08), an increase of 6%. The IFRS and non-IFRS effective tax rates in the nine months of 2014 were 24.8% (2013: 23.4%) and 26.4% (2013: 25.6%), respectively.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 6

Cash Flow – Nine Months 2014

Operating cash flow was €3.08 billion (2013: €3.04 billion), an increase of 1% year-over-year. Free cash flow was €2.61 billion (2013: €2.64 billion), a decrease of 1% year-over-year. Free cash flow was 22% of total revenue (2013: 23%). At September 30, 2014, SAP had a total group liquidity of €3.40 billion (December 31, 2013: €2.84 billion), which includes cash and cash equivalents and short term investments. Net liquidity at September 30, 2014 was -€1.01 billion compared to -€1.47 billion at December 31, 2013.

BUSINESS OUTLOOK 2014

The Company updated its outlook for the full year 2014.

Based on the strong momentum in SAP’s cloud business, the Company is raising its cloud outlook again and now expects full year 2014 non-IFRS cloud subscriptions and support revenue to be in a range of €1,040 – €1,070 million (previously €1,000 – €1,050 million) at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 41%. The Company continues to expect full year 2014 non-IFRS software and software-related service revenue to increase by 6% – 8% at constant currencies (2013: €14.03 billion).

With the customer-driven mix shift from upfront to cloud subscription revenue the Company now expects full-year 2014 non-IFRS operating profit to be in a range of €5.6 billion – €5.8 billion (previously €5.8 – €6.0 billion) at constant currencies (2013: €5.48 billion).

SAP anticipates the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable revenue in the future.

The 2014 business outlook does not include any contributions from the planned addition of Concur Technologies, Inc.

While the Company’s full-year 2014 business outlook is at constant currency, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the September 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a positive currency impact of approximately 3 percentage points and 3 percentage points respectively for the fourth quarter of 2014 and a negative currency effect of approximately 1 percentage points and neutral impact respectively for the full year 2014.

SAP Reports Third Quarter and Nine Months 2014 Results	Page 7

Additional Information

2014 revenue, profit and cash flow figures include the revenue and profits from hybris and Fieldglass. The comparative numbers for 2013 do not include Fieldglass and hybris was included first on August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Third Quarter 2014 Interim Report

SAP’s third quarter 2014 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP senior management will host a conference call for financial analysts and media on Monday, October 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 263,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Reports Third Quarter and Nine Months 2014 Results	Page 8

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE THIRD QUARTER 2014

(Condensed and Unaudited)

Page
Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F8
Explanation of Non-IFRS Adjustments	F8
Calculated Cloud Billings	F9
Revenue by Region	F10-F11

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended September 30

€ millions, unless otherwise stated	Note	2014	2013	Change in %
Cloud subscriptions and support		277	191	45
Software		951	975	–2
Support		2,370	2,184	9
Software and support		3,322	3,159	5
Software and software-related service revenue		3,599	3,351	7
Professional services and other service revenue	(5)	655	695	–6
Total revenue		4,254	4,045	5

Cost of software and software-related services	(6)	–699	–636	10
Cost of professional services and other services		–586	–605	–3
Total cost of revenue		–1,285	–1,241	3
Gross profit		2,970	2,804	6
Research and development		–545	–552	–1
Sales and marketing		–1,018	–986	3
General and administration		–190	–207	–8
Restructuring		–43	–17	>100
TomorrowNow and Versata litigation		–17	0	<-100
Other operating income/expense, net		1	0	>100
Total operating expenses		–3,097	–3,003	3
Operating profit		1,157	1,043	11

Other non-operating income/expense, net		51	–1	<-100
Finance income		30	38	–22
Finance costs		–39	–45	–13
Financial income, net		–9	–7	40
Profit before tax		1,199	1,035	16
Income tax TomorrowNow and Versata litigation		9	0	<-100
Other income tax expense		–327	–274	19

Income tax expense	(8)	–318	–274	16
Profit after tax		881	762	16
Profit attributable to non-controlling interests		1	0	<-100
Profit attributable to owners of parent		880	762	15

Earnings per share, basic (in €)*	(9)	0.74	0.64	15
Earnings per share, diluted (in €)*	(9)	0.73	0.64	15

*	For the three months ended September 30, 2014 and 2013, the weighted average number of shares was 1,195 million (diluted 1,198 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions, unless otherwise stated	Note	2014	2013	Change in %
Cloud subscriptions and support		738	488	51
Software		2,532	2,614	–3
Support		6,862	6,470	6
Software and support		9,394	9,084	3
Software and software-related service revenue		10,132	9,571	6
Professional services and other service revenue	(5)	1,971	2,137	–8
Total revenue		12,103	11,708	3

Cost of software and software-related services	(6)	–2,042	–1,870	9
Cost of professional services and other services		–1,768	–1,820	–3
Total cost of revenue		–3,810	–3,690	3
Gross profit		8,293	8,019	3
Research and development		–1,661	–1,676	–1
Sales and marketing		–3,035	–3,021	0
General and administration		–612	–635	–4
Restructuring		–97	–47	>100
TomorrowNow and Versata litigation		–307	32	<-100
Other operating income/expense, net		–4	6	<-100
Total operating expenses		–9,525	–9,031	5
Operating profit		2,578	2,677	–4

Other non-operating income/expense, net		44	–14	<-100
Finance income		99	94	5
Finance costs		–100	–138	–28
Financial income, net		–1	–44	–98
Profit before tax		2,621	2,620	0
Income tax TomorrowNow and Versata litigation		86	–9	<-100
Other income tax expense		–736	–605	22

Income tax expense	(8)	–650	–614	6
Profit after tax		1,971	2,006	–2
Profit attributable to non-controlling interests		0	0	–80
Profit attributable to owners of parent		1,971	2,006	–2

Earnings per share, basic (in €)*	(9)	1.65	1.68	–2
Earnings per share, diluted (in €)*	(9)	1.65	1.68	–2

*	For the nine months ended September 30, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,197 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at September 30, 2014 and December 31, 2013

€ millions	Notes	2014	2013
Cash and cash equivalents		3,354	2,748
Other financial assets	(10)	461	251
Trade and other receivables	(11)	3,502	3,864
Other non-financial assets		471	346
Tax assets		213	142
Total current assets		8,001	7,351
Goodwill		15,088	13,690
Intangible assets		2,953	2,954
Property, plant, and equipment		1,916	1,820
Other financial assets	(10)	815	607
Trade and other receivables	(11)	85	98
Other non-financial assets		134	107
Tax assets		237	172
Deferred tax assets		364	292
Total non-current assets		21,592	19,739
Total assets		29,593	27,091

as at September 30, 2014 and December 31, 2013

€ millions	Notes	2014	2013
Trade and other payables		961	850
Tax liabilities		209	433
Financial liabilities	(12)	744	748
Other non-financial liabilities		1,881	2,263
Provision TomorrowNow and Versata litigation		284	223
Other provisions		465	422
Provisions		749	645
Deferred income	(13)	2,503	1,408
Total current liabilities		7,048	6,347
Trade and other payables		49	45
Tax liabilities		345	319
Financial liabilities	(12)	3,960	3,758
Other non-financial liabilities		122	112
Provisions		143	278
Deferred tax liabilities		128	110
Deferred income	(13)	68	74
Total non-current liabilities		4,816	4,695
Total liabilities		11,864	11,042
Issued capital		1,229	1,229
Share premium		598	551
Retained earnings		17,025	16,258
Other components of equity		98	–718
Treasury shares		–1,229	–1,280
Equity attributable to owners of parent		17,721	16,040
Non-controlling interests		8	8
Total equity	(14)	17,729	16,048
Total equity and liabilities		29,593	27,091

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the nine months ended September 30

€ millions	2014	2013
Profit after tax	1,971	2,006
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	733	714
Income tax expense	650	614
Financial income, net	1	44
Decrease/increase in sales and bad debt allowances on trade receivables	29	44
Other adjustments for non-cash items	73	64
Decrease/increase in trade and other receivables	480	766
Decrease/increase in other assets	–315	–180
Decrease/increase in trade payables, provisions, and other liabilities	–136	–856
Decrease/increase in deferred income	914	898
Cash outflows due to TomorrowNow and Versata litigation	–233	–1
Interest paid	–83	–101
Interest received	46	50
Income taxes paid, net of refunds	–1,048	–1,022
Net cash flows from operating activities	3,082	3,040

Business combinations, net of cash and cash equivalents acquired	–730	–1,131
Cash payments for derivative instruments related to business combinations	–125	0
Total cash outflows for business combinations, net of cash and cash equivalents acquired	–855	–1,131
Purchase of intangible assets and property, plant, and equipment	–472	–401
Proceeds from sales of intangible assets or property, plant, and equipment	37	40
Purchase of equity or debt instruments of other entities	–726	–1,358
Proceeds from sales of equity or debt instruments of other entities	704	1,311
Net cash flows from investing activities	–1,312	–1,539

Dividends paid	–1,194	–1,013
Proceeds from reissuance of treasury shares	45	36
Proceeds from borrowings	501	1,000
Repayments of borrowings	–586	–624
Net cash flows from financing activities	–1,234	–601

Effect of foreign currency rates on cash and cash equivalents	70	–122
Net decrease/increase in cash and cash equivalents	606	778
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	3,354	3,255

Due to rounding, numbers may not add up precisely.

F4

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	277	1	278	0	279	191	5	197	45	41	42
Software	951	0	952	–7	944	975	2	977	–2	–3	–3
Support	2,370	1	2,371	5	2,376	2,184	5	2,189	9	8	9
Software and support	3,322	1	3,323	–3	3,320	3,159	7	3,166	5	5	5
Software and software-related service revenue	3,599	2	3,601	–3	3,599	3,351	12	3,363	7	7	7
Professional services and other service revenue	655	0	655	–1	654	695	0	695	–6	–6	–6
thereof cloud-related	55	0	55	0	55	44	0	44	27	27	26
Total revenue	4,254	2	4,256	–3	4,253	4,045	12	4,057	5	5	5
Cloud subscriptions and support	277	1	278	0	279	191	5	197	45	41	42
Cloud-related professional services revenue	55	0	55	0	55	44	0	44	27	27	26
Cloud revenue	333	1	334	0	334	235	5	240	42	39	39

Operating Expense Numbers
Cost of software and software-related services	–699	80	–618			–636	92	–544	10	14
thereof cloud	–132	22	–110			–77	21	–56	71	97
Cost of professional services and other services	–586	16	–570			–605	34	–571	–3	0
Total cost of revenue	–1,285	97	–1,188			–1,241	126	–1,115	3	7
Gross profit	2,970	99	3,068			2,804	138	2,942	6	4
Research and development	–545	13	–532			–552	31	–521	–1	2
Sales and marketing	–1,018	24	–994			–986	46	–940	3	6
General and administration	–190	3	–187			–207	21	–185	–8	1
Restructuring	–43	43	0			–17	17	0	>100	0
TomorrowNow and Versata litigation	–17	17	0			0	0	0	<-100	0
Other operating income/expense, net	1	0	1			0	0	0	>100	>100
Total operating expenses	–3,097	196	–2,901	–12	–2,913	–3,003	242	–2,761	3	5	6

F5

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**

Profit Numbers
Operating profit	1,157	198	1,355	–16	1,340	1,043	253	1,296	11	5	3
Other non-operating income/expense, net	51	0	51			–1	0	–1	<-100	<-100
Finance income	30	0	30			38	0	38	–22	–22
Finance costs	–39	0	–39			–45	0	–45	–13	–13
Financial income, net	–9	0	–9			–7	0	–7	40	40
Profit before tax	1,199	198	1,397			1,035	253	1,289	16	8
Income tax TomorrowNow and Versata litigation	9	–9	0			0	0	0	<-100	0
Other income tax expense	–327	–60	–387			–274	–82	–355	19	9
Income tax expense	–318	–69	–387			–274	–82	–355	16	9
Profit after tax	881	129	1,010			762	172	933	16	8
Profit attributable to non-controlling interests	1	0	1			0	0	0	<-100	<-100
Profit attributable to owners of parent	880	129	1,009			762	172	933	15	8

Key Ratios
Operating margin (in %)	27.2		31.8		31.5	25.8		32.0	1.4pp	–0.1pp	–0.5pp
Effective tax rate (in %)	26.5		27.7			26.4		27.6	0.1pp	0.1pp
Earnings per share, basic (in €)	0.74		0.84			0.64		0.78	15	8

F6

	For the nine months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	738	3	741	22	764	488	60	547	51	35	40
Software	2,532	0	2,532	59	2,591	2,614	2	2,616	–3	–3	–1
Support	6,862	3	6,866	177	7,043	6,470	14	6,484	6	6	9
Software and support	9,394	4	9,398	237	9,635	9,084	16	9,100	3	3	6
Software and software-related service revenue	10,132	7	10,139	259	10,398	9,571	76	9,647	6	5	8
Professional services and other service revenue	1,971	0	1,971	56	2,026	2,137	0	2,137	–8	–8	–5
thereof cloud-related	153	0	153	4	157	126	0	126	21	21	25
Total revenue	12,103	7	12,110	315	12,425	11,708	76	11,784	3	3	5
Cloud subscriptions and support	738	3	741	22	764	488	60	547	51	35	40
Cloud-related professional services revenue	153	0	153	4	157	126	0	126	21	21	25
Cloud revenue	891	3	894	26	920	613	60	673	45	33	37

Operating Expense Numbers
Cost of software and software-related services	–2,042	245	–1,796			–1,870	266	–1,604	9	12
thereof cloud	–320	58	–262			–231	79	–152	39	73
Cost of professional services and other services	–1,768	74	–1,694			–1,820	85	–1,735	–3	–2
Total cost of revenue	–3,810	319	–3,490			–3,690	351	–3,339	3	5
Gross profit	8,293	327	8,620			8,019	426	8,445	3	2
Research and development	–1,661	71	–1,590			–1,676	69	–1,607	–1	–1
Sales and marketing	–3,035	101	–2,934			–3,021	142	–2,879	0	2
General and administration	–612	30	–582			–635	55	–581	–4	0
Restructuring	–97	97	0			–47	47	0	>100	0
TomorrowNow and Versata litigation	–307	307	0			32	–32	0	<-100	0
Other operating income/expense, net	–4	0	–4			6	0	6	<-100	<-100
Total operating expenses	–9,525	926	–8,600	–250	–8,849	–9,031	632	–8,400	5	2	5

F7

	For the nine months ended September 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	2,578	933	3,510	65	3,575	2,677	707	3,385	–4	4	6
Other non-operating income/expense, net	44	0	44			–14	0	–14	<-100	<-100
Finance income	99	0	99			94	0	94	5	5
Finance costs	–100	0	–100			–138	0	–138	–28	–28
Financial income, net	–1	0	–1			–44	0	–44	–98	–98
Profit before tax	2,621	933	3,554			2,620	707	3,327	0	7
Income tax TomorrowNow and Versata litigation	86	–86	0			–9	9	0	<-100	0
Other income tax expense	–736	–203	–939			–605	–248	–853	22	10
Income tax expense	–650	–289	–939			–614	–239	–853	6	10
Profit after tax	1,971	644	2,615			2,006	468	2,474	–2	6
Profit attributable to non-controlling interests	0	0	0			0	0	0	–80	–80
Profit attributable to owners of parent	1,971	644	2,615			2,006	468	2,475	–2	6

Key Ratios
Operating margin (in %)	21.3		29.0		28.8	22.9		28.7	–1.6pp	0.3pp	0.1pp
Effective tax rate (in %)	24.8		26.4			23.4		25.6	1.4pp	0.8pp
Earnings per share, basic (in €)	1.65		2.19			1.68		2.08	–2	6

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.
**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q3 2014	1/1 –9/30/ 2014	Q3 2013	1/1 –9/30/ 2013
Operating profit (IFRS)	1,157	2,578	1,043	2,677
Revenue adjustments	2	7	12	76
Adjustment for acquisition-related charges	141	402	142	424
Adjustment for share-based payment expenses	–5	119	83	192
Adjustment for restructuring	43	97	17	47
Adjustment for TomorrowNow and Versata litigation	17	307	0	–32
Operating expense adjustments	196	926	242	632
Operating profit adjustments	198	933	253	707
Operating profit (Non-IFRS)	1,355	3,510	1,296	3,385

Due to rounding, numbers may not add up precisely.

F8

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended September 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non- IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**
Cloud subscriptions and support	277	1	278	0	279	191	5	197	0	197
Closing balance deferred cloud subscriptions and support	498	0	498	–14	483	376	6	382	14	396
Opening balance deferred cloud subscriptions and support	445	3	448	20	468	354	7	361	0	361
Change in deferred cloud subscriptions and support	53	–3	50	–35	16	22	–1	21	14	35
Calculated cloud billings	330	–2	328	–34	294	213	4	218	14	232
Year-over-year changes (2014 vs. 2013, in %)	55%		51%		27%

*	Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	71	0	71	0	71	45	0	45	59	59	59
Americas	181	1	181	0	182	130	5	136	39	34	34
APJ	26	0	26	0	26	16	0	16	57	57	56
Cloud subscriptions and support revenue	277	1	278	0	279	191	5	197	45	41	42

Software and software-related service revenue by region
EMEA	1,668	1	1,669	0	1,669	1,548	3	1,551	8	8	8
Americas	1,337	1	1,338	–2	1,336	1,264	9	1,273	6	5	5
APJ	594	0	595	–1	594	539	0	539	10	10	10
Software and software-related service revenue	3,599	2	3,601	–3	3,599	3,351	12	3,363	7	7	7

Total revenue by region
Germany	639	0	639	0	639	599	1	600	7	7	6
Rest of EMEA	1,342	1	1,342	0	1,342	1,277	2	1,279	5	5	5

Total EMEA	1,981	1	1,982	–1	1,981	1,877	3	1,879	6	5	5
United States	1,193	1	1,195	–6	1,188	1,100	8	1,107	9	8	7
Rest of Americas	391	0	391	5	396	440	1	442	–11	–11	–10
Total Americas	1,585	1	1,586	–1	1,584	1,540	9	1,549	3	2	2
Japan	172	0	172	8	181	159	0	159	9	9	14
Rest of APJ	516	0	516	–9	506	470	0	470	10	10	8
Total APJ	688	0	688	–1	687	629	0	629	9	9	9
Total revenue	4,254	2	4,256	–3	4,253	4,045	12	4,057	5	5	5

F10

	For the nine months ended September 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**

Cloud subscriptions and support revenue by region
EMEA	185	0	185	3	189	126	0	125	47	47	50
Americas	488	3	491	16	507	316	60	376	54	30	35
APJ	65	0	65	3	68	46	0	46	43	43	49

Cloud subscriptions and support revenue	738	3	741	22	764	488	60	547	51	35	40

Software and software-related service revenue by region
EMEA	4,738	3	4,741	41	4,783	4,426	3	4,429	7	7	8
Americas	3,807	4	3,812	137	3,949	3,619	73	3,692	5	3	7
APJ	1,586	0	1,586	80	1,667	1,526	0	1,526	4	4	9
Software and software-related service revenue	10,132	7	10,139	259	10,398	9,571	76	9,647	6	5	8

Total revenue by region
Germany	1,771	0	1,772	0	1,772	1,720	1	1,721	3	3	3
Rest of EMEA	3,944	2	3,946	50	3,997	3,704	2	3,706	6	6	8
Total EMEA	5,715	3	5,718	51	5,769	5,424	3	5,427	5	5	6
United States	3,419	4	3,422	92	3,515	3,223	71	3,294	6	4	7
Rest of Americas	1,131	0	1,132	78	1,209	1,256	2	1,258	–10	–10	–4
Total Americas	4,550	4	4,554	170	4,724	4,479	73	4,552	2	0	4
Japan	436	0	436	39	475	458	0	458	–5	–5	4
Rest of APJ	1,401	0	1,402	55	1,457	1,347	0	1,347	4	4	8
Total APJ	1,838	0	1,838	94	1,932	1,805	0	1,806	2	2	7
Total revenue	12,103	7	12,110	315	12,425	11,708	76	11,784	3	3	5

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F11